UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  8  )*

SICOR INC.

(Name of Issuer)

Common Stock (par value, $.01 per share)

(Title of Class of Securities)

825846 10 8 (formerly 372450 10 6)

(CUSIP Number)

Carlo Salvi

SICOR-Societa Italiana Corticosteroidi S.p.A.

Via Terrazzano 77

20017 Rho, Milan

Italy

011-39-2-930-3981

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Thomas E. Sparks, Jr.
Pillsbury Winthrop LLP
P.O. Box 7880
San Francisco, CA 94120-7880
(415) 983-1000

March 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825846 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rakepoll Finance N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Joint Filing
	(a)	[ X ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,150,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 18,150,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 825846 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karbona Industries LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Joint Filing
	(a)	[ X ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,150,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 18,150,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 825846 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carlo Salvi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Joint Filing
	(a)	[ X ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,365,345

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 22,365,345

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,365,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 amends and supplements the Schedule 13D dated March 10, 1997, as amended in certain respects by Amendments Nos. 1 through 7 thereto (as amended, this “Schedule 13D”), and is jointly filed by Rakepoll Finance N.V. (“Rakepoll Finance”), Karbona Industries Ltd. (“Karbona”) and Carlo Salvi (“Salvi”, Rakepoll Finance, Karbona and Salvi are collectively referred to as the “Reporting Persons”) with respect to the shares of Common Stock, par value $.01 per share of SICOR Inc. (the “Issuer”).  Items 4 and 5 of this Schedule 13D are hereby amended by adding to such items and schedule the information set forth below.  Unless stated otherwise, capitalized terms have the meanings previously set forth in this Schedule 13D.

Item 4.	Purpose of Transaction

On March 18, 2003 Rakepoll Finance distributed 1,350,000 shares of the Issuer’s Common Stock (the “Securities”) owned directly by Bio-Rakepoll N.V., a wholly owned subsidiary of Rakepoll Finance, to certain shareholders of Rakepoll Finance.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to, or would result in:  the acquisition by any person of additional securities of the Issuer (other than the planned exercise of warrants by Salvi to purchase 170,236 shares of the Issuer’s Common Stock, which are included in Salvi’s 22,365,345 shares of Common Stock reported in this Schedule 13D as Salvi may acquire such shares of Common Stock through the exercise of warrants within 60 days of March 18, 2003); an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer’s business or corporate structure; a change in the Issuer’s certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

According to the Issuer, upon consummation of the Transaction, there were 117,707,643 shares of Common Stock outstanding on March 18, 2003.  The Common Stock ownership percentages set forth below are based on that number of shares of Common Stock outstanding.  Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after March 18, 2003, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(a)           Under the definition of “beneficial ownership” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Transaction, each of the Reporting Persons may be deemed to beneficially own, either directly or indirectly, 18,150,000 shares of Common Stock,  representing approximately 15.4% of Common Stock outstanding.  Additionally, certain other companies which are wholly owned by Salvi own a total of 625,000 shares of Common Stock (“Additional Shares”).  As a result, under the definition of “beneficial ownership” set forth in Rule 13d-3 under the Exchange Act, Salvi may be deemed to beneficially own indirectly such Additional Shares.  Salvi beneficially owns directly 2,990,472 shares (“Direct Shares”) of Common Stock from prior transactions and may purchase up to 599,873 shares (“Optional Shares”) of Common Stock either through the exercise of warrants or options within 60 days of March 18, 2003. Taking account of the Additional Shares, Direct Shares and Optional Shares, Salvi may be deemed to beneficially own a total of 22,365,345 shares of Common Stock representing 18.9% of Common Stock outstanding.

(b)           Each of Rakepoll Finance and Karbona may be deemed to have sole voting and dispositive power with respect to 18,150,000 shares of Common Stock.  There are no shares of Common Stock with respect to which either Rakepoll Finance or Karbona shares voting or dispositive power.  Salvi may be deemed to have sole voting and dispositive power with respect to 22,365,345 shares of Common Stock.  There are no shares of Common Stock with respect to which Salvi shares voting or dispositive power.

(c) Except as set forth elsewhere herein, no transactions in the Common Stock were effected by any of the Reporting Persons during the past 60 days.

(d)           None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities, the disposition of which is being reported herein.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2003
RAKEPOLL FINANCE N.V.

/s/ Carlo Salvi

Name: Carlo Salvi
Title: Chairman of the Board